UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2021

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

On January 3, 2021, Ability Inc. (the “Company”) notified its shareholders of its upcoming Annual and Special Meeting which will take place on Tuesday, February 9, 2021, at 11:00 am Israel time.

The Notice of Annual and Special Meeting and Proxy Statement to be delivered to holders of the Company’s ordinary shares in the United States, which includes detailed information about the meeting and the agenda thereof, is furnished as Exhibit 99.1 and incorporated by reference herein. The Company will file the proxy card by amendment to this Current Report on Form 6-K

Exhibits

99.1	Notice of Annual and Special Meeting and Proxy Statement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: January 4, 2021	By:	/s/ Evyatar Cohen
Evyatar Cohen
Chief Financial Officer